UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 CENTRAL PUERTO S.A

CENTRAL PUERTO S.A. SHAREHOLDERS’ MEETING NO. 83

On April 30, 2024, at 11:25 a.m., the Chairman of CENTRAL PUERTO SOCIEDAD ANÓNIMA (the “Company”), Miguel DODERO, who is in the City of Buenos Aires, grants the floor to Mr. Secretary so as to commence the Shareholder’s Meeting (hereinafter, the “Meeting”). Mr. Leonardo Marinaro, acting in his capacity as Secretary, takes the floor and informs that the Meeting is held remotely through the use of the videoconference system provided by ZOOM in accordance with Section 14 of the Bylaws and the regulations in force. Afterwards, Mr. Marinaro informs that this Meeting is held with the presence of Mr. Marcos Palomba, representing Comisión Nacional de Valores (“CNV”), and of Mr. Eduardo Kupfer, representing Bolsas y Mercados Argentinos S.A. (“BYMA”). Furthermore, he informs that the following directors, apart from Mr. Chairman, are present: Diego Gustavo Petracchi, José Luis Morea, Marcelo Suva, Jorge Eduardo Villegas, Martina Blanco, and Martin Lhez. In addition, the Meeting is held with the presence of the members of the Statutory Audit Committee: César Halladjian and Eduardo Antonio Erosa. Also present are Mr. Fernando Bonnet, CEO of the Company, and Mr. Pablo Decundo, member of the firm EY and certifying accountant of the Company. In addition, directors Tomas White and Guillermo Pons, and statutory auditor Juan Nicholson informed they were not attending the Meeting. Mr. Marinaro proceeds to put on record that 38 shareholders are present, 32 by proxy and 6 on their own behalf, which in total represent 1,064,195,070 common shares carrying 1 (one) vote each and with a nominal value of Ps.1. Such shares represent a total capital of $1,064,195,070 with right to 1,064,195,070 votes and they represent 70.29% of the current capital stock of $1,514,022,256 and of the total outstanding shares with right to vote. The shares, votes, names of the shareholders and their proxies, domiciles and identity documents shall be duly recorded in the Shares and Meetings Attendance Book, and the signature therein shall be considered with the attendees. It is put on record that shares certificates have been submitted pursuant to section 238 of the Argentine Business Entities Act No. 19550 (“LGS”), CNV Regulations (Restated text 2013), Resolution No. 622/2013 as amended (“CNV Regulations”), and the CNV General Resolution No. 830. In order to enable the smooth development of the Meeting, Mr. Secretary requests Shareholders to follow the following instructions: 1) Acting capacity: unless otherwise stated, the intervention of each of the Shareholders’ proxies in this Meeting shall be considered on behalf of such shareholder or shareholders they represent as per the Shares and Meetings Attendance Book. 2) To ask for the floor: raise your physical hand in front of the camera and send a message through the chat asking for the floor. Then, the Chairman shall determine the granting of the floor to the shareholders or proxies, identifying them, in order to ensure the order of the act. 3) To cast the vote: to keep the order, the Chairman, at the moment of voting, and after the first motion is presented, shall ask each of the shareholders and/or their proxy about their vote, identifying each of them with their full name in order to cast the vote. The same will be performed for each motion proposed. 4) Finally, due to the number of participants, the secretary asks the participants to mute their microphones, except when they want to participate, motion and/or vote, pursuant to the previous instructions. After this, the Chairman takes the floor and informs that since the legal quorum to hold the Meeting validly is present, the Meeting commences and the first item on the Agenda is placed for consideration: 1) APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: The shareholder José Luis D’Odorico’s proxy takes the floor and proposes the appointment of the proxy of shareholder Boncampo S.A. and the proxy of shareholder Cinco Vientos Uruguay S.A. to sign the minutes of this Meeting. The motion is put to vote. Then, the proxy of shareholder JP MORGAN CHASE BANK ADR due to the holdings abroad (hereinafter, “JP MORGAN”) states it issues 287,946,350 positive votes towards the motion of shareholder D’Odorico’s proxy; and abstains from casting 67,080 votes. Then, each of the remaining shareholders cast their affirmative votes towards the motion of shareholder José Luis D’Odorico’s proxy. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by unanimous votes possible to be cast, with 287,946,350 negative votes by shareholder JP MORGAN; and the abstention of the same shareholder of 67,080 votes. Then, the second item on the Agenda is put to vote: 2) CONSIDERATION OF THE ANNUAL REPORT AND ITS EXHIBIT, THE CONSOLIDATED INCOME STATEMENT, THE CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, THE CONSOLIDATED BALANCE SHEET, THE CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, THE CONSOLIDATED CASH FLOW STATEMENT, THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS, THE INDIVIDUAL INCOME STATEMENT, THE INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, THE INDIVIDUAL BALANCE SHEET, THE INDIVIDUAL CASH FLOW STATEMENT, NOTES TO THE INDIVIDUAL FINANCIAL STATEMENTS, BRIEF, AUDITOR REPORTS, AND STATUTORY AUDIT COMMITTEE REPORT, ALL OF THEM FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023. In that regard, the Chairman informs that the documents being considered were made available to shareholders in accordance with regulations before the Meeting and within the corresponding regulatory terms. In addition, they were submitted before the CNV and BYMA within the regulatory terms. It is also stated that together with the documents, the Supervisory Committee’s Annual Report was also made available to shareholders, which report informs the treatment given during the fiscal year ended December 31, 2023 to the matters under its scope as per Section 110 of the Financial Market Act No. 26831 and Chapter III, Title II of CNV Regulations. Mr. Chairman presents the second proposal. Then, the shareholder D’Odorico’s proxy takes the floor and proposes the following: (i) to omit reading the documents under consideration as they had been made available to shareholders in accordance with the law, before the Meeting and within the corresponding regulatory terms; (ii) to approve the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow, the Notes to the Consolidated Financial Statements and Exhibits as submitted by the Board of Directors; (iii) to approve the Annual Report and its Exhibit as submitted by the Board of Directors; (iv) to approve the Individual Income Statement, the Individual Statement of Comprehensive Income, the Individual Balance Sheet, the Individual Statement of Cash Flow and the notes to the individual Financial Statements as submitted by the Board of Directors; (v) to approve the Independent Auditors Reports and the Company´s Statutory Audit Committee Report for the fiscal year ended December 31, 2023; (vi) to approve the Brief required by CNV as submitted by the Board of Directors; and (vi) to authorize the Board to accept eventual amendments that the respective supervisory entities require, provided they are not rejected by the Statutory Audit Committee or the certifying accountant. The motion of shareholder D’Odorico’s proxy is put to vote. Then, the proxy of shareholder JP MORGAN the floor and states it issues 287,958,720 positive votes towards the motion of shareholder D’Odorico’s proxy; 30 negative votes and that it abstains from casting 54,680 votes. Then, each of the remaining shareholders cast their affirmative votes towards the motion of shareholder José Luis D’Odorico’s proxy. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by the majority votes possible to be cast, with 30 negative votes by shareholder JP MORGAN; and the abstention of the same shareholder of 54,680 votes. Then, the third item on the Agenda is put to vote: 3) CONSIDERATION OF THE INCOME (LOSS) FOR THE FISCAL YEAR AND THE BOARD OF DIRECTORS PROPOSAL TO ASSIGN 7,402,192 THOUSAND ARS TO THE STATUTORY RESERVE AND THE REMAINING BALANCE OF THE RETAINED ACCUMULATED INCOME TO INCREASE THE OPTIONAL RESERVE FOR THE PAYMENT OF DIVIDENDS BASED ON THE EVOLUTION OF THE COMPANY’S FINANCIAL POSITION AND THE DIVIDENDS PAYMENT POLICY IN FORCE, AND TO DELEGATE ON THE COMPANY’S BOARD OF DIRECTORS ITS PARTIAL OR TOTAL REVERSAL FOR THE PAYMENT OF DIVIDENDS AND THE DETERMINATION OF THE OPPORTUNITY, CURRENCY, TERMS AND OTHER TERMS AND CONDITIONS FOR PAYMENT, IN ACCORDANCE WITH THE DELEGATION AGREED AT THE SHAREHOLDERS’ MEETING. CONSIDERATION AND APPROVAL OF PAYMENT OF THE PROFIT-SHARING BOND STATED IN SECTIONS 12 AND 33 OF THE BYLAWS. Mr. Chairman takes the floor and informs the attendees that the fiscal year ended December 31, 2023 presents a net income of thousand ARS $148,043,845, and therefore as of December 31, 2023, the retained accumulated income amounts to thousand ARS $148,019,840. As per the Argentine Business Entities Act and CNV Regulations, it is proper to allocate to the creation of the Statutory Reserve an amount no less than 5% of the income (loss) for the fiscal year, plus or minus the adjustments from previous fiscal years, transferences from comprehensive income (loss) to retained earnings and previous loss absorption until such reaches 20% of the share capital, plus the capital adjustment account’s balance. Regarding this item on the Agenda, the Board of Directors proposes shareholders to allocate $7,402,192 thousand ARS to the Statutory Reserve and the remaining balance of the retained accumulated income to increase the Optional Reserve for the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, and to delegate on the Company’s Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting. In addition, it proposes the shareholders to pay the profit-sharing bond of the Company’s personnel as per Sections 12 and 33 of the Bylaws, delegating on the Board of Directors its payment conditions. The floor is given to the shareholders for them to make the proposals they consider appropriate for treating the fiscal year’s income (loss) for the fiscal year. Then, the shareholder D’Odorico’s proxy takes the floor and proposes the following: 1) to allocate the amount of ARS $ 7,402,192 to the Statutory Reserve; and 2) the remaining balance of the retained accumulated income to the creation of an Optional Reserve to be destined to the payment of dividends based on the evolution of the Company’s financial position and the Dividends Payment Policy in force, delegating on the Board of Directors its partial or total reversal for the payment of dividends and the determination of the opportunity, currency, terms and other terms and conditions for payment, in accordance with the delegation agreed at the Shareholders’ Meeting. In addition, it proposes and votes to pay the profit-sharing bond of the Company’s personnel as per Sections 12 and 33 of the Bylaws, delegating on the Board of Directors its payment conditions. Then, the proxy of shareholder JP MORGAN the floor and states it issues 287,859,600 positive votes towards the motion of shareholder D’Odorico’s proxy; 114,520 negative votes and that it abstains from casting 39,310 votes. In virtue thereof, the proposal of shareholder D’Odorico’ proxy is approved by the majority votes possible to be cast, with 114,520 negative votes by shareholder JP MORGAN; and the abstention of the same shareholder of 39,310 votes. Then, the fourth item on the Agenda is open for discussion: 4) CONSIDERATION OF THE PERFORMANCE OF THE BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2023. The proxy of shareholder D’Odorico takes the floor and motions to approve the performance of the Board of Directors from its appointment until the Meetings’ date. The motion is put to vote. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 287,882,800 positive votes towards the motion of shareholder D’Odorico’s proxy; 5,310 negative votes and that it abstains from casting 125,320 votes. After each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder JP MORGAN with 5,310 votes; the abstention of shareholders JP MORGAN of 125,320 votes and Marcelo Suvá of 1,500,000. Then, the fifth item on the Agenda is put to vote: 5) CONSIDERATION OF THE PERFORMANCE OF THE COMPANY´S STATUTORY AUDIT COMMITTEE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2023. The proxy of shareholder D’Odorico takes the floor and motions to approve the performance of the Statutory Audit Committee up to the Meetings’ date. The motion is put to vote. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 287,770,660 positive votes towards the motion of shareholder D’Odorico’s proxy; 9,930 negative votes and that it abstains from casting 232,840 votes. After each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority votes possible to be cast, with 9,930 negative votes by shareholder JP MORGAN; and the abstention of the same shareholder of 232,840 votes. Then, the sixth item on the Agenda is open for discussion: 6) CONSIDERATION OF THE REMUNERATION OF THE COMPANY’S BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023, WITHIN THE LIMIT REGARDING PROFITS, AS PER SECTION 261 OF THE ARGENTINE BUSINESS ENTITIES ACT AND CNV REGULATIONS. CONSIDERATION OF THE ADVANCE PAYMENT OF DIRECTORS’ FEES FOR THE FISCAL YEAR TO END DECEMBER 31, 2024. The Chairman takes the floor and states that as discussed in the Board of Directors’ Meeting dated March 8, 2024, the Board of Directors proposed the shareholders to ratify the advance payments received by the Board of Directors during the fiscal year ended December 31, 2023 for the total amount of $48,716,126 for its duties and professional reputation. In addition, he proposes the shareholders to authorize the members of the Board of Directors to continue perceiving advance payment during this fiscal year subject to its subsequent approval by the corresponding Shareholders’ Meeting considering the financial statements to end December 31, 2024. Then, the shareholder D’Odorico’s proxy takes the floor and proposes the following: (i) to approve the fees of the directors for the fiscal year ended December 31, 2023, ratifying the advance payments for the total amount of $48,716,126 based on their duties and professional reputations as detailed below: Miguel DODERO: $5,894,168.00; Diego Gustavo PETRACCHI: $4,585,422.00; Tomás José WHITE: $5,894,168.00; Jose Luis MOREA: $5,894,168.00; Martín LHEZ: $4,585,422.00; Martina BLANCO: $4,585,422.00; Marcelo SUVA: $4,585,422.00; Jorge Eduardo VILLEGAS: $5,577,292.00; Ignacio VILLAMIL: $1,106,172.00; Mario ELIZALDE: $1,423,048.00; and Guillermo PONS: $4,585,422.00, thanking the resignations presented by the rest of directors; and (ii) to authorize the members of the Board of Directors and of the Supervisory Committee to receive advance payments subject to the decision of the Shareholders’ Meeting considering the annual financial statements ended December 31, 2024. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 286,389,560 positive votes towards the motion of shareholder D’Odorico’s proxy; 1,496,130 negative votes and that it abstains from casting 127,740 votes. Then the proxy of the Argentine State takes the floor and states it abstains from voting towards the fees of the members of the Company’s Board of Directors for the fiscal year ended December 31, 2023 and the fees scheme for the fiscal year to end next December 31, 2024, motions and votes to treat such next Annual Shareholders’ Meeting. After each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder JP MORGAN with 1,496,130 votes; and the abstention of shareholders JP MORGAN of 127,740 votes and the Argentine State of 124,949,112 votes. Then, the seventh item on the Agenda is put to vote: 7) CONSIDERATION OF THE REMUNERATION OF THE COMPANY’S STATUTORY AUDIT COMMITTEE MEMBERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023, AND THE FEES’ SCHEME FOR THE FISCAL YEAR TO END DECEMBER 31, 2024. Then, the shareholder D’Odorico’s proxy takes the floor and proposes the following: (i) to approve the fees of the Statutory Audit Committee’s members for the fiscal year ended December 31, 2023 for the total amount of $5,533,500 as detailed below: Cesar HALLADJIAN: $2,287,500; Eduardo EROSA: $1,623,000 and Juan NICHOLSON: $1,623,000; and (ii) to authorize the members of the Statutory Audit Committee’s members to receive advance payment subject to the decision at the next Shareholders’ Meeting considering the financial statements to end on December 31, 2024. The motion of shareholder D’Odorico’s proxy is put to vote. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 286,376,940 positive votes towards the motion of shareholder D’Odorico’s proxy; 181,800 negative votes and that it abstains from casting 1,454,690 votes. Then the proxy of the Argentine State takes the floor and states it abstains from voting towards the remuneration of the members of the Company’s Statutory Audit Committee for the fiscal year ended December 31, 2023; that is approves the fee scheme for the fiscal year to end next December 31, 2024. Then, the proxy of shareholder ANSES states it abstains from casting 27,992,640 votes for the proposal by proxy of shareholder D’Odorico. After each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder JP MORGAN with 181,800 votes; and the abstention of shareholders JP MORGAN of 1,454,690 votes; the Argentine State of 124,949,112 votes and ANSES of 27,992,640 votes. Then, the eight item on the Agenda is put to vote: 8) BOARD OF DIRECTORS PARTIAL RENEWAL. APPOINTMENT OF 3 (THREE) DIRECTORS AND 3 (THREE) DEPUTY DIRECTORS FOR THE PERIOD OF 3 (THREE) FISCAL YEARS AS PER SECTION 17 OF THE BYLAWS. CONTINUITY OF THE CURRENT CHAIRMAN UNTIL THE APPOINTMENT BY THE COMPANY’S BOARD OF DIRECTORS. In that regard, Mr. Chairman informs that, as per Section 17 and the provisional Section 39 of the Company’s Bylaws, the Company’s management shall be in charge of a Board of Directors formed by 9 (nine) directors and the same or less deputy directors, who will take office for 3 (three) fiscal years that will be renewed by thirds. As stated, at the Shareholders’ Meeting dated April 28, 2023, 9 (nine) directors and 9 (nine) deputy directors were appointed, 3 (three) of whom were elected for 3 (three) fiscal years, other 3 (three) for 2 (two) fiscal years, and the rest 3 (three) were appointed for 1 (one) fiscal year, the last two expiring their term in office. Regarding this item on the Agenda, the Company’s Board of Directors proposes shareholders to appoint Diego Gustavo PETRACCHI, Martin LHEZ and Osvaldo RECA as members, and Ramón Nazareno ULLOA, Rubén Omar LÓPEZ and Fernando Roberto BONNET as deputy members to perform their duties for 3 (three) fiscal years. In addition, it is put on record that for the purposes of appointing the Board members, section 109 of Law No. 26831 and section 16 and subsequent ones of Chapter III, Title II of CNV Regulations must be followed regarding the independence quality most of the Supervisory Committee members must have. Finally, it is informed that there are no shareholders that have notified the Company about the decision of voting cumulatively for appointing directors and statutory auditors. For that reason, shareholders are informed that the members of the Board of Directors and the Statutory Audit Committee will be appointed through the ordinary voting system. The proxy of shareholder D’Odorico takes the floor and votes to appoint the following as directors: Diego Gustavo PETRACCHI, Martín LHEZ, and Osvaldo Arturo RECA; and the following as deputy directors: b) Ramón Nazareno ULLOA, Rubén Omar LÓPEZ, and Fernando Roberto BONNET. Finally, he informs that Diego PETRACCHI, Osvaldo RECA, Rubén Omar LÓPEZ, and Fernando BONNET are non-independent, while Martín LHEZ and Ramón Nazareno ULLOA are independent as per section 11, Chapter III, Title II of CNV Regulations. He also informed that, as per CNV Regulations, the mentioned candidates stated they support the adoption of a Code of Corporate Governance aimed at implementing corporate governance best practices, considered as a protection instrument for shareholders and third-parties in general. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 287,896,420 positive votes towards the motion of shareholder D’Odorico’s proxy; 6,930 negative votes and that it abstains from casting 110,080 votes. Then, the proxy of the Argentine State takes the floor and states it abstains from casting 124,949,112 votes for the appointment of the members of the Company’s Board of Directors and that it votes in favor the appointment of the Company’s Chairman, which will take place next Board of Directors’ Meeting after the Shareholders’ Meeting, in which positions will be distributed. Then, the proxy of shareholder ANSES takes the floor and states it abstains from voting the proposal by shareholder D’Odorico. After each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder JP MORGAN with 6,930 votes; and the abstention of shareholders JP MORGAN of 110,080 votes; the Argentine State of 124,949,112 votes and ANSES of 27,992,640 votes. After that and as a consequence of the stated previously, the formation of the new Board of Directors is detailed below:

2

	DIRECTORS	DEPUTY DIRECTORS
1.	Miguel Dodero (DNI 11.450.697)	José Manuel ORTIZ (DNI 14.014.235)
2.	José Luis MOREA (DNI 11.773.941)	Adrián Gustavo SALVATORE (DNI 18.403.083)
3.	Tomás José WHITE (DNI 12.946.343)	Martin OROZCO DNI (17.796.306)
4.	Marcelo Atilio SUVA (DNI 5.081.825)	Mario ELIZALDE (DNI 11.045.373)
5.	Jorge Eduardo VILLEGAS (DNI 7.621.383)	José Manuel PAZOS (DNI 22.364.131)
6.	Martin BLANCO (DNI 33.362.642)	Alejo VILLEGAS (DNI 28.030.011)
7.	Diego Gustavo PETRACCHI (DNI 22.847.770)	Ramon Nazareno ULLOA (DNI 14.014.616)
8.	Martin LHEZ (DNI 20.225.760)	Rubén Omar LOPEZ (DNI 16.900.928)
9.	Osvaldo Arturo RECA (DNI 10.176.569)	Fernando Roberto BONNET (DNI 25.912.893)

The Chairman informs that since the directors Diego Petracchi, Martin Lhez, and Fernando Bonnet are present and participate in the Meeting, they should accept the positions for which they are appointed and putting into record that as previously stated that all of them are domiciled in the country and establish especial domicile at Av. Tomas Edison 2701, City of Buenos Aires. In that regard Diego Petracchi, Martin Lhez and Fernando Bonnet accept their positions, confirming the information provided by Chairman. Finally, taking into account the previous information, the appointment of the Company’s Chairman shall be made in the next Board of Directors’ Meeting taking place after the Shareholders’ Meeting, in which positions will be distributed. Then, the ninth item on the Agenda is open for discussion: 9) APPOINTMENT OF THE MEMBERS AND DEPUTY MEMBERS OF THE COMPANY’S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR TO END DECEMBER 31, 2024. The Chairman takes the floor and informs that by virtue of the Bylaws in force, the Statutory Audit Committee must be formed by 3 (three) members and 3 (three) deputy members, all of them appointed by the sole class of shares of the Company. He informs that for the purposes of appointing the Statutory Audit Committee members, section 79 of Law No. 26831 (Financial Market Act) and sections 12 of Chapter III, Titles II and IV of Chapter I, Title XII of CNV Regulations must be followed. As previously informed, no shareholder communicated their intention to vote accumulatively. In that regard, the members of the Statutory Audit Committee shall be appointed through the ordinary voting system. Then, the proxy of shareholder José Luis D’Odorico takes the floor, motions and vote to appoint Carlos Cesar Adolfo HALLADJIAN, Eduardo Antonio EROSA, and Juan NICHOLSON as statutory auditors; and Carlos Adolfo ZLOTNITZKI, Cristina Margarita DE GIORGIO, and Lucas NICHOLSON as deputy statutory auditors. In addition, he informs that all the candidates are independent as per section 79 of Law No. 26831 (Financial Market Act) and sections 12 of Chapter III, Titles II and IV of Chapter I, Title XII of CNV Regulations. The proxies of shareholders National State and ANSES propose to appoint Mr. Alejandro Mario ROISENTUL WILLAMS as statutory auditor and Mrs. Claudia Ines SCICILIANO as deputy statutory auditor, putting on record that all the candidates are independent as per section 79 of Law No. 26831 (Financial Market Act) and sections 12 of Chapter III, Titles II and IV of Chapter I, Title XII of CNV Regulations. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 278,838,490 positive votes towards the motion of shareholder D’Odorico’s proxy; 10,420 negative votes and that it abstains from casting 9,164,520 votes. Then, the proxy of shareholder Argentine State takes the floor and states it casts 124,949,112 votes against the proposal by proxy of shareholder D’Odorico. Then, the proxy of shareholder ANSES states it casts 27,992,640 votes against the proposal by proxy of shareholder D’Odorico. Finally, the shareholder Nicolas BOTBOL takes the floor and states he abstains from casting 1 vote for the proposal by proxy of shareholder D’Odorico. After each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder JP MORGAN with 10,420 votes; the negative vote of shareholder Argentine State with 124,949,112 votes; the negative vote of shareholder ANSES with 27,992,640; and the abstention of shareholders JP MORGAN of 9,164,520 votes and Nicolas BOTBOL of 1 vote. As a consequence of the stated previously, the formation of the new Statutory Audit Committee is detailed below:

3

	STATUTORY AUDITOR	DEPUTY STATUTORY AUDITOR
1	Carlos Cesar HALLADJIAN (DNI 25.636.999)	Carlos Adolfo ZLOTNITZKY (DNI 28.425.172)
2	Eduardo Antonio EROSA (DNI 12.840.773)	Cristina Margarita De Giorgio (DNI 14.321.891)
3	Juan Antonio NICHOLSON (DNI 7.602.869)	Lucas NICHOLSON (DNI 32.151.298)

The Chairman informs that since Mr. Cesar Halladjian is present, recently appointed as member of the Statutory Audit Committee, and participates in the Meeting, he should accept the position for which he is being appointed, putting into record that as previously stated he is domiciled in the country and establishes especial domicile at Av. Alem 619, 3rd floor, City of Buenos Aires. Then, the tenth item on the Agenda is put to vote: 10) CONSIDERATION OF THE COMPANY'S CERTIFYING ACCOUNTANT’S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2023. The proxy of shareholders D’Odorico takes the floor, motions, and votes to approve the complete proposal made by the Company’s Board of Directors at its Meeting dated March 8, 2024, to approve the remuneration to external auditors for the fiscal year 2023 for the amount of $131,990,775 for audit services and of $80,006,812.69 for tax services. The proposal is put to vote. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 287,869,240 positive votes towards the motion of shareholder D’Odorico’s proxy; 15,420 negative votes and that it abstains from casting 128,770 votes. Then, the proxy of shareholder Argentine State takes the floor and states it abstains from casting 124,949,112 votes for the proposal by proxy of shareholder D’Odorico. Then, the proxy of shareholder ANSES takes the floor and states it abstains from voting 27,992,640 votes for the proposal by shareholder D’Odorico. After a short debate and each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder JP MORGAN with 15,420 votes; and the abstention of the same shareholder of 128,770 votes, the Argentine State of 124,949,112 votes and ANSES of 27,992,640 votes. Then, the eleventh item on the Agenda is open for discussion: 11) APPOINTMENT OF THE CERTIFYING ACCOUNTANT AND OF THE DEPUTY CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR TO END DECEMBER 31, 2024 AND THE DETERMINATION OF THEIR REMUNERATION. The proxy of shareholder D’Odorico takes the floor, motions and votes the following: a) to appoint the firm Pistrelli, Henry Martin y Asociados as auditors of the financial statements for the fiscal year commenced on January 1, 2024, and to appoint Mr. Pablo Gabriel DECUNDO (C.P.C.E.C.A.B.A. Book 286, Page 106), member of the firm, as Certifying Accountant, and Mr. Hernán CROCCI (C.P.C.E.C.A.B.A. Book 410, Page 166) as deputy Certifying Accountant of the mentioned financial statements; and b) to have the Annual Shareholders’ Meeting approve the fees of auditors for the fiscal year 2024. The motion of shareholder D’Odorico’s proxy is put to vote. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 274,969,220 positive votes towards the motion of shareholder D’Odorico’s proxy; 12,785,740 negative votes and that it abstains from casting 258,470 votes. After a brief discussion and each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority votes possible to be cast, with 12,785,740 negative votes by shareholder JP MORGAN; and the abstention of the same shareholder of 258,470 votes. Then, the twelfth item on the Agenda is open for discussion: 12) APPROVAL OF THE ANNUAL BUDGET FOR THE FUNCTIONING OF THE SUPERVISORY COMMITTEE. In this regard, Mr. Chairman informs that as established by the last paragraph of section 110 of Law No. 26831, the Company’s Shareholders’ Meeting has the power to allocate a budget item for the functioning of the Supervisory Committee. To such end, it must bear in mind the powers and duties established for such Committee by the legal and regulatory provisions. Then, the proxy of shareholder D’Odorico takes the floor, motions, and votes to allocate a $2,800,000 item for the functioning of the Supervisory Committee, which will permit the mentioned Committee to better develop the tasks entrusted by the legal and regulatory provisions. The motion is put to vote. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 287,343,330 positive votes towards the motion of shareholder D’Odorico’s proxy; 72,030 negative votes and that it abstains from casting 598,070 votes. Then, the proxy of shareholder Argentine State takes the floor and states it abstains from voting 124,949,112 votes for the proposal by shareholder D’Odorico. After a brief discussion and each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder JP MORGAN with 72,030 votes; and the abstention of shareholders JP MORGAN of 598,070 votes and the Argentine State of 124,949,112 votes. Then, the thirteenth item on the Agenda is open for discussion: 13) GRANTING OF AUTHORIZATIONS. The proxy of shareholder D’Odorico takes the floor, motions and votes to authorize the Charmain and/or whom he may assign and/or José Manuel Pazos, and/or Leonardo Marinaro and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Bruno Guerrero Carrillo, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Mariano Luchetti, and/or María Lucila Winschel, and/or Jose María Bazan, and/or Santiago Youssef Rameh El Chaer, and/or Milagros Marini, and/or Ezequiel Castello and/or Carolina de Felipe, and/or Milagros Varona, and/or Lucía Perondi, and/or Martina Ridolfi and/or Matías Bonacci, and/or Matías Cárdenas so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including but not limited to CNV, BYMA, Mercado de Valores de Buenos Aires, Caja de Valores, Inspección General de Justicia (“IGJ”, Business Entities Registry for the City of Buenos Aires) (as per Section 37 of General Resolution IGJ No. 7/2015), and any other competent supervision entity, being able to sign any submission and/or form, notice, notices required by law, affidavits, access files and answer in proceedings, advance the proceedings and perform all necessary to obtain the recordings and respective approvals. The motion is put to vote. Then, the proxy of shareholder JP MORGAN takes the floor and states it issues 287,898,150 positive votes towards the motion of shareholder D’Odorico’s proxy; 11,520 negative votes and that it abstains from casting 103,760 votes. Then, the proxy of shareholder ANSES takes the floor and states it abstains from voting 27,992,640 votes for the proposal by shareholder D’Odorico. After a brief discussion and each shareholder cast their vote, the proposal of shareholder D’Odorico’ proxy is approved by the majority of the votes possible to be cast, with the negative vote of shareholder JP MORGAN with 11,520 votes; and the abstention of shareholders JP MORGAN of 103,760 votes and ANSES of 27,992,640 votes. César Halladjian, member of the Company’s Statutory Audit Committee, takes the floor and states that, taking into consideration the holding of the Meeting remotely and in view of the regulations and bylaws provisions in force, he puts on record that the Meeting was held in compliance of such provisions and that decisions were taken correctly. There being no further business to discuss, Mr. Chairman expresses his gratitude for the attendance of all present and the meeting is adjourned at 1 p.m. Below and complying with Title II, Chapter VIII, Section IV, section 23, paragraph d) of CNV Regulations, the votes of JP MORGAN in its capacity as depositary are detailed for each item:

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AGENDA	NEGATIVE	POSITIVE	ABSTENTION	TOTAL
1	0	287,946,350	67,080	288,013,430
2	30	287,958,720	54,680	288,013,430
3	114,520	287,859,600	39,310	288,013,430
4	5,310	287,882,800	125,320	288,013,430
5	9,930	287,770,660	232,840	288,013,430
6	1,496,130	286,389,560	127,740	288,013,430
7	181,800	286,376,940	1,454,690	288,013,430
8	6,930	287,896,420	110,080	288,013,430
9	10,420	278,838,490	9,164,520	288,013,430
10	15,420	287,869,240	128,770	288,013,430
11	12,785,740	274,969,220	258,470	288,013,430
12	72,030	287,343,330	598,070	288,013,430
13	11,520	287,898,150	103,760	288,013,430

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 14, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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